SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2010

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PR	1
Av. Presidente Vargas, 409 –13º
22210-030 Rio de Janeiro - RJ
Tel.: (21) 2514-6101
Fax: (21) 2514-5949

MINUTES OF THE SIX HUNDRED AND FOURTEENTH
MEETING OF THE BOARD OF DIRECTORS OF
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRÁS

NIRE 53300000859/CNPJ nº 00001180/0001-26

We, hereby, certify, for the due purposes, that the Board of Directors of Centrais Elétricas Brasileiras S.A. – ELETROBRÁS, held a meeting at the Company’s office at Presidente Vargas, 409 – 13th floor, Rio de Janeiro – RJ, on January 22, 2009, at 9 a.m. The chairman MÁRCIO PEREIRA ZIMMERMANN assumed the works, and the following members were present: JOSÉ ANTONIO MUNIZ LOPES, WAGNER BITTENCOURT DE OLIVEIRA, MIRIAM APARECIDA BELCHIOR, JOSÉ ANTONIO CORRÊA COIMBRA, VIRG¥NIA PARENTE DE BARROS, LINDEMBERG DE LIMA BEZERRA and ARLINDO MAGNO DE OLIVEIRA. The member LUIZ SOARES DULCI was absent, with justification. DECISION: to approve the “DEL-025/2010. Payment of the Special Dividend Reserve. RES-073, as of January 21, 2010. 1. To approve the payment of the Special Dividend Reserve in the amount, updated to December 31, 2009, of R$ 10,263,438,060.99 (ten billion, two hundred and sixty-three million, four hundred and thirty-eight thousand sixty reais and ninety nine cents) as follows: In up to four annual installments remunerated by the variation of the Selic rate, as follows: R$ 2.5 billion on June 30, 2010; R$ 2.5 billion up to June 30 of 2011, 2012 and 2013, respectively. 2. To determine the publication of the Market Announcement in the following terms:

“Centrais Elétricas Brasileiras S.A. – ELETROBRÁS
Market Announcement

We hereby inform our shareholders and the market in general that the Board of Directors of Centrais Elétricas Brasileiras SA – Eletrobrás, in an ordinary meeting, dated January 22, 2010, approved the payment of the Special Dividend Reserve, to be made in four annual installments, due on June 30, 2010, June 30, 2011, June 30, 2012 and June 30, 2013. Such installments may be anticipated.

The persons/companies which make up the Shareholders od eletrobrás on January 29, 2010 will be entitled to such payment. The amounts that make up this reserve are stated below:

Year	Original Reserve (em $ mil)	Reserve in Reais R$	Monetary Adjustment R$	Vallue in 29-01-2010 R$	Common	Value per Share Preferred "A"	Preferred "B"

1979	7.213.546,00	0,003	1.638.360.119,11	1.638.360.119,12	1.620.338.157,81	983.016,07	17.038.945,24
1980	2.730.910,00	0,001	411.374.324,84	411.374.324,84	410.181.339,30	41.137,43	1.151.848,11
1981	13.882.833,00	0,005	1.069.317.466,79	1.069.317.466,80	1.057.768.838,16	534.658,73	11.013.969,91
1982	9.741.388,00	0,004	379.405.125,09	379.405.125,09	377.963.385,62	75.881,03	1.365.858,45
1983	17.010.336,00	0,006	258.210.892,40	258.210.892,41	254.621.761,00	154.926,54	3.434.204,87
1984	115.377.826,00	0,042	555.505.897,43	555.505.897,47	547.728.814,90	333.303,54	7.443.779,03
1989	162.913,00	59,240	228.838.361,59	228.838.420,83	228.838.420,83	-	-
1996	458.592,00	458.592.000,000	2.915.791.957,43	3.374.383.957,43	3.374.383.957,43	-	-
1998	428.435,00	428.435.000,000	1.984.655.563,61	2.413.090.563,61	2.413.090.563,61	-	-

Total		887.027.059,30	9.441.459.708,29	10.328.486.767,59	10.284.915.238,66	2.122.923,34	41.448.605,60

Participation in the balance of the Special Dividend Reserve, per class of share:					99,58%	0,02%	0,40%

Value of the Special Dividend Reserv per Share:					11,364251792	14,449519033	0,182442969

     According to the eletrobrás by-laws, the referred credits will be remunerated by the variation of the Selic rate, until the date of the effective payment.

     According to present legislation, Income Tax will be charge don the remuneration istallment.

PR	2
Av. Presidente Vargas, 409 –13º
22210-030 Rio de Janeiro - RJ
Tel.: (21) 2514-6101
Fax: (21) 2514-5949

     The Income Tax deductions concerning the remuneration will be applied to all shareholders, exception being made for those who prove their condition of exemption, by sending to Eletrobrás the “Termo de Declaração e Compromisso”, which is available at http://www.eletrobras.com.br/elb/ri, signed by the legal representatives and duly notarized, Enactment Form or Assembly Notes.

Brasília, January 22, 2010

Astrogildo Fraguglia Quental
CFO and IR Officer

3 . To determine that the Department of Capital Administration – DFS, the Accounting Department - DFC, The Legal Department - PGJ and General Secretariat - PGS, adopt the necessary measures to comply with this Determination. The other deliberations approved in this meeting were omitted from these drafts, as they are Corporate business, supported by the duty of secrecy of the Administration, in accordance to Article 155 of Law nº 6.404”, therefore, not subject to the rules stated in the sole paragraph of the Article 142 of the mentioned Law.

Rio de Janeiro, January 22, 2010.

AFRÂNIO DE ALENCAR MATOS Fº
General Secretary of Eletrobrás

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2010

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Astrogildo Fraguglia Quental
Astrogildo Fraguglia Quental Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.